FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For May 21, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: May 21, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 27

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27

THE SECURITIES ACT (MANITOBA)

SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

1.

Reporting Issuer:

Gentry Resources Ltd. (the "Corporation")

#2500, 101 - 6th Avenue S.W.

Calgary, Alberta

T2P 3P4

2.

Date of Material Change:

May 18, 2004

3.

Press Release:

Press Release issued on May 18, 2004.

4.

Summary of Material Change:

On May 18, 2004, the Corporation closed a combined "bought deal" and "best efforts" equity offering with a syndicate of underwriters co-led by Research Capital Corporation and GMP Securities Ltd., and including Acumen Capital Finance Partners Limited, Dundee Securities Corporation and Emerging Equities Inc.  The offering consisted of 5,000,000 common shares and 1,000,000 flow-through common shares at a price of $2.00 per common share and $2.50 per flow-through common share, for gross total proceeds of $12,500,000.  The proceeds of the offering will be used to fund the continued exploration and development of the Corporation's oil and natural gas properties and to temporarily reduce indebtedness until required for the forgoing purposes.

5.

Full Description of Material Change:

Please see attached Press Release.

6.

Reliance on Section 146(2) of the Securities Act (Alberta) or Equivalent Sections:

N/A

7.

Omitted Information:

No information has been omitted.

8.

Senior Officers:

Ketan Panchmatia, Vice President, Finance and Chief Financial Officer of the Corporation, may be reached at (403) 264-6161.

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta effective as of May 18, 2004.

Ketan Panchmatia

Vice President, Finance and Chief Financial Officer

PRESS RELEASE

2500, 101 - 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Closes Equity Financing

Calgary, Alberta, May 18, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has closed the previously announced equity offering with a syndicate of underwriters co-led by Research Capital Corporation and GMP Securities Ltd., and including Acumen Capital Finance Partners Limited, Dundee Securities Corporation and Emerging Equities Inc.

5,000,000 common shares at a price of $2.00 each and 1,000,000 common shares on a flow-through basis at a price of $2.50 each were issued for total gross proceeds of $12,500,000.

The proceeds from this financing will be utilized to fund the continued exploration and development of the Gentry's oil and natural gas properties and proceeds will be used to temporarily reduce indebtedness until required for the foregoing purposes.

After giving effect to this financing, Gentry has 33,376,716 common shares issued and outstanding.  The shares trade on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY